United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

STARBUCKS CORPORATION

2.	Name of persons relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Addresses of persons relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

January 27, 2025

Dear fellow shareholders,

After Starbucks chose to re-combine its Board Chair and CEO positions—following six years with an independent Chair—The Accountability Board and the New York State Common Retirement Fund joined together to co-file a shareholder proposal raising concerns about this decision and seeking an independent Chair policy (Proposal 5 in the company’s proxy statement). This response is provided to the Board’s statement opposing the proposal.

1.	The Board’s opposition inexplicably contradicts its years-long position on maintaining effective allocation of authority and oversight between management and the Board.

For years, with an independent Chair at the helm, the Starbucks Board annually declared its belief that “its leadership structure is appropriate because it effectively allocates authority, responsibility, and oversight between management and the independent members of our board and supports the independence of our non-management directors.”1

As recently as last year, the Board recognized the importance of its oversight of management, stating that it “is responsible for ensuring that Starbucks business and affairs are managed to meet our stated goals and objectives and that the long-term interests of Starbucks shareholders and stakeholders are served.” As independent chair, Mellody Hobson emphasized that she was responsible for “facilitat[ing] the board’s oversight of management and Starbucks long-term strategy and business initiatives.”

Yet despite its years of acknowledging the fundamental role of the Board’s responsibility to oversee management, the Board’s opposition statement abandons that responsibility and asks shareholders to be content to let management oversee itself. Our proposal would prevent that dangerous delegation of responsibility and restore a governance framework that again “effectively allocates authority, responsibility, and oversight between management and the Board.”

We note that the Board’s opposition statement touts that director Mellody Hobson had been a “champion for independent oversight on behalf of shareholders.”

Thus, we find it particularly significant that when Ms. Hobson chaired DreamWorks’ Board, it acknowledged that an independent chair “provides strong leadership for our Board…while also positioning our CEO as the leader of the Company for our employees, business partners and investors and the media.” It continued: “We believe that our current structure, which includes a non-executive Chairman, helps ensure independent oversight over the Company. Our current structure further allows the CEO to focus his energies on management of the Company.”

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1 See Starbucks’ annual proxy statements between 2019 and 2024.

Importantly, although DreamWorks had the ability under its governance rules to implement a different governance structure, it smartly maintained the critical benefits of having an independent Chair.2

Starbucks now asks shareholders to ignore its long-professed claims of the core protections served by effectively separating authority, responsibility and oversight between the Board and management. Our proposal would prevent those core safeguards from being abandoned.

2.	Two months after receiving our proposal, the company made structural enhancements to its Lead Independent Director role.

Our proposal was submitted to the company in September 2024. In it, we raised concerns about certain structural weaknesses in the Lead Independent Director role. Two months after receiving our proposal, the Board announced that it was making structural changes to the position, changes which addressed and fortified the very concerns we raised in the proposal.

The Board’s opposition statement implies that the changes were made “as a result of this review” (and purportedly not induced by the proposal it had under consideration for two months identifying the very problems it ultimately addressed). Even if we accept the Board’s implausible claim about the proposal’s role in the process, the Board’s action demonstrates a critical point that undercuts its primary opposition argument: it isn’t unfettered discretion, but ingrained structural safeguards that are essential for stable and robust corporate governance.

And, indeed, it is just such structural safeguards that the proposal now calls for. It is difficult to comprehend how the company can tout the adoption of specific frameworks of independence for certain governance positions but vehemently oppose them for positions where effective allocation of authority, responsibility, and oversight are most essential.

Separately, we feel compelled to point out that although the company has finally addressed these issues, Institutional Shareholder Services (ISS) first raised concerns about the company’s LID role back in 2014, when supporting a shareholder proposal seeking an independent Chair policy. As it reported at the time, “the role of presiding independent director is not robust to serve as an effective counterbalance to the combined Chair/CEO. Specifically, the company fails to disclose whether one of the presiding director’s duties includes that he will be available for consultation and direct communication with major shareholders.” Yet the company failed to address the concerns for years.

Ultimately, the 10-year delay to act and the pending shareholder proposal calling attention to the problematic issues leaves us skeptical of the company’s motives for finally addressing them, and in our view, is yet another indication of problematic governance at Starbucks.

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2 Other Starbucks Board members similarly praised the benefits of having different individuals serve as Chair and CEO of their companies, despite having had the option of combining the positions. For instance, with Starbucks director Beth Ford as both the Chair of the Board and the Chair of the Nominating & Governance Committee, Clearwater Paper touted the fact that the “Chair of the Board and the CEO are separate” as one of its “Corporate Governance Highlights.” With Starbucks director (and governance committee member) Ritch Allison on its board, Kenvue says its board is “deeply committed to strong corporate governance and robust independent oversight, which it believes are essential to driving sustained shareholder value” and touts having an independent board chair as one of its “Corporate Governance Highlights.” And with Starbucks director Wei Zhang on both its Board and Nominating Committee, Ralph Lauren also calls having “Separate Chairman and CEO roles” one of its “Governance Highlights.”“deeply committed to strong corporate governance and robust independent oversight, which it believes are essential to driving sustained shareholder value” and touts having an independent board chair as one of its “Corporate Governance Highlights.” And with Starbucks director Wei Zhang on both its Board and Nominating Committee, Ralph Lauren also calls having “Separate Chairman and CEO roles” one of its “Governance Highlights.”

3.	The proposal affords flexibility in selecting a Chair while ensuring any Chair is independent.

The Board asserts that an independent Chair policy would unnecessarily constrain its flexibility to determine the best leadership structure for the company. However, the proposal explicitly includes provisions to preserve flexibility. For example, it allows compliance with the policy to be waived if no independent director is available or willing to serve as Chair. Furthermore, the policy applies prospectively, ensuring it does not violate existing legal obligations. Contrary to the Board’s assertion, a policy requiring an independent Chair provides a stable and consistent governance framework, reducing risks associated with ad hoc decision-making and ensuring that leadership decisions are made in the best interests of shareholders rather than being influenced by the CEO’s dual role.

4.	An independent Chair policy would codify independent oversight and reduce the need for such piecemeal governance adjustments.

While the Board highlights the duties of the Lead Independent Director as a safeguard for independent oversight, this argument overlooks the long-touted importance of preserving a firewall that allocates authority, responsibility, and oversight between an independent board and management. The Board now asks shareholders to be content foregoing the highest level of independent oversight and accept the inherent limitations of a role substantially less authority. A Lead Independent Director’s role, however robust, is not an adequate substitute for the authority and oversight capability of an independent Chair.

5.	Starbucks is misaligned with the majority of S&P 500 companies.

As we note in our proposal, the majority of S&P 500 companies have separate CEO and Chair roles, combined CEO/Chair roles have been falling within the S&P 500 (from 52% in 2015 to 41% 2023), and independent Chairs have risen in that time frame (from 29% to 39%).

Nonetheless, the Board’s opposition statement cites a survey that most S&P 500 companies don’t mandate such separation. But there are major flaws with the Board’s reliance on the survey. For example, companies that actually separate the CEO and board Chair positions—which comprise the majority of the S&P 500—don’t have incentive to formally change their governance guidelines to mandate a separation that already exists.

Further, the section of the survey on which the Board’s statement relies focused on how many companies were moving away from a combined CEO/Chair policy (to a flexible one). It wasn’t a comment on the opposite, i.e. whether companies were moving away from (or denouncing) policies about separation or independence in the roles. Properly interpreted, our view is that the report shows that governance policies are ultimately trending in the direction we’ve proposed, which assures Board independence from—and thus effective oversight of—the CEO and management team.

In conclusion:

Starbucks’ opposition statement fails to address the fundamental governance risks posed by a combined Chair/CEO role. While the Board argues for unfettered flexibility, a stable and robust governance structure requires consistent, policy-driven safeguards, which adoption of our proposal would provide.

We therefore urge shareholders to vote in favor of this proposal to ensure that Starbucks’ governance structure supports independent oversight and accountability.

Thank you for your attention and consideration. We’re not asking for and can’t accept your proxy. Please vote FOR Proposal 5.